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                          March 7, 2023

       Stephen P. Joyce
       Chief Executive Officer
       RE/MAX Holdings, Inc.
       5075 South Syracuse Street
       Denver, CO 80237

                                                        Re: RE/MAX Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 28,
2023
                                                            File No. 333-270127

       Dear Stephen P. Joyce:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Gavin B. Grover